Exhibit 99.1

Berkshire Hills to Acquire Firestone Financial

PITTSFIELD, MASS. — May 22, 2015 — Berkshire Hills Bancorp, Inc. (NYSE: BHLB) announced today the signing of a definitive agreement for the acquisition of privately held Firestone Financial Corp. as an operating subsidiary of Berkshire Bank.  Based in Needham, Massachusetts, Firestone is a longstanding commercial specialty finance company providing secured installment loan equipment financing for small and medium-sized businesses.

“Firestone is a terrific fit for Berkshire Bank,” stated Berkshire CEO Michael Daly.  “The strength of the management team and their conservative approach to credit has made them a solid performing finance company.  Our strategic decision to complement our strong asset based lending platform with this commercial lending business enables us to further diversify our assets while expanding our client offerings. We look forward to adding Firestone’s expertise to our organization, and taking advantage of the synergies available through this acquisition.”

George Bacigalupo, Berkshire’s EVP Commercial Banking, added, “We are pleased to expand our commercial platform with this attractive acquisition.  The addition of Firestone enhances both the geographic and categorical diversification of our loan portfolio while providing a valuable additional growth channel for us.  The business will continue to be run by Firestone’s talented management team and their experience and conservative relationship-based approach makes this a great fit for our organization.”

“We are excited to be joining the Berkshire team,” said Firestone CEO David Cohen.  “With Berkshire’s resources behind us, we believe we can be a significant contributor to the continued growth and profitability of this organization.  We remain committed to our markets and customers, and through this partnership we will be able to offer additional services to help facilitate their continued growth.”

At March 31, 2015, Firestone had approximately $190 million in loans outstanding spread across multiple industries and market areas. Borrowers are widely dispersed with no state comprising more than 11% of the outstanding balance and the largest borrower representing just 1.2% of outstandings.  The weighted average yield on the portfolio at quarter end was 9.8% and its weighted average remaining maturity was 36 months.  The portfolio’s net charge-off rate has not exceeded 0.23% in any of the last three years.

Firestone has been in business for 50 years and is led by industry veterans David S. Cohen and Scott A. Cooper, both of whom joined the company in the mid-1980’s.  Firestone’s senior management team has extensive experience in the markets they serve and will continue to run the business following the closing.

The acquisition is priced at 130% of Firestone’s adjusted tangible book value.  The deal value is estimated to be approximately $53 million, with 75% of the consideration to be paid in BHLB common stock and 25% to be paid in cash.  The acquisition is expected to be accretive to Berkshire’s 2016 earnings per share and to generate a return on equity in excess of 15%.  The transaction is expected to be $0.08 dilutive to Berkshire’s tangible book value per share, with a related payback period of approximately 2.5 years. The transaction is subject to the receipt of regulatory approvals and other customary closing conditions and is expected to be completed during the third quarter of 2015.

For this transaction, Luse Gorman, P.C. served as outside counsel to Berkshire. For Firestone, Houlihan Lokey served as exclusive financial advisor and Locke Lord LLP served as outside counsel.

INVESTOR PRESENTATION

An Investor Presentation will be posted on Berkshire’s website (ir.berkshirebank.com) containing additional information regarding this acquisition.

BACKGROUND

Berkshire Hills Bancorp is the parent of Berkshire Bank — America’s Most Exciting Bank®. The Company, recognized for its entrepreneurial approach and distinctive culture, has approximately $7.3 billion in assets and 96 full service branch offices in Massachusetts, New York, Connecticut, and Vermont providing personal and business banking, insurance, and wealth management services.  For more information, visit www.berkshirebank.com.

FORWARD LOOKING STATEMENTS

This document contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the proposed merger of Berkshire and Firestone. These statements include statements regarding the anticipated closing date of the transaction and anticipated future results. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like “believe,” “expect,” “anticipate,” “estimate,” and “intend” or future or conditional verbs such as “will,” “would,” “should,” “could” or “may.” Certain factors that could cause actual results to differ materially from expected results include delays in completing the merger, difficulties in integrating Firestone into Berkshire, increased competitive pressures, changes in the interest rate environment, changes in general economic conditions, legislative and regulatory changes that adversely affect the business in which Berkshire and Firestone are engaged, changes in the securities markets and other risks and uncertainties disclosed from time to time in documents that Berkshire files with the Securities and Exchange Commission.

NON-GAAP FINANCIAL MEASURES

This document references non-GAAP financial measures incorporating tangible equity and related measures.  These measures are commonly used by investors in evaluating business combinations and financial condition.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger, Berkshire Hills will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a Proxy Statement of Firestone and a Prospectus of Berkshire Hills, as well as other relevant documents concerning the proposed merger. Investors and stockholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the proposed merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. Copies of the Registration Statement and Proxy Statement/Prospectus and the filings that will be incorporated by reference therein, as well as other filings containing information about Berkshire Hills and Firestone, when they become available, may be obtained at the SEC’s Internet site (http://www.sec.gov).  You will also be able to obtain these documents, free of charge, from Berkshire Hills at www.berkshirebank.com under the tab “Investor Relations”.

PARTICIPANTS IN SOLICITATION

Firestone and Berkshire Hills and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Firestone in connection with the proposed merger.  Information about the directors and executive officers of Berkshire Hills is set forth in the proxy statement for the Berkshire Hills 2015 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 1, 2015. Information about the directors and executive officers of Firestone will be included in the Proxy Statement/Prospectus. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction and a description of their direct and indirect interests, by security holdings or otherwise, may be obtained by reading the Proxy Statement/Prospectus and other relevant documents regarding the proposed merger to be filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

CONTACTS

Investor Relations Contact

Allison O’Rourke; Senior Vice President, Investor Relations Officer; 413-236-3149

Media Contact

Ray Smith; Assistant Vice President, Marketing; 413-236-3756